

DIVISION OF
CORPORATION FINANCE
<u>Mail Stop 3010</u>

September 11, 2009

Mr. Michel St-Pierre
President and Principal Executive Officer
Montreal Services Company
941 de Calais Street
Mont St-Hilaire, Quebec
Canada J3H 4T7

   Re: **Montreal Services Company**
      Amendment No. 2 to Registration Statement on Form S-1
      Filed August 26, 2009
      File No. 333-160128

Dear Mr. St-Pierre:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your response to comment 7 of our letter dated August 18, 2009; however, your prospectus continues to include stated goals of placing marketing and IT positions. For example, please see the first sentence under the *Plan of Operation* subheading on page 25. Please revise your disclosure throughout the prospectus or, alternatively, tell us why you believe such disclosure remains relevant to your operations. Additionally, in light of your stated intention to limit your operations to the Province of Quebec, please update your disclosure in the MD&A and elsewhere in your filing to remove references to U.S. markets.

Dilution of the Price You Pay for your Shares, page 14

2. We note your response to our prior comment 5 and we reissue the comment in part. Please revise your disclosures to reflect projected offering costs of $40,000 in your calculation of net tangible book value upon completion of the offering and related per share calculations. In addition, please revise your tabular disclosures on pages 15 and 16 to reflect changes in these calculations, and to present net tangible book value per share before and after the offering, rather than net tangible book value before and after the offering. See Item 505 of Regulation S-K.

Regulations, page 23

3. Please revise your disclosure in this section to affirmatively state that there are no Canadian regulations pertaining to your business with which you need to comply, consistent with your responses to comments 3 and 9 of our letter dated August 18, 2009.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Conrad C. Lysiak, Esq.
    The Law Office of Conrad C. Lysiak, P.S.
    (via facsimile)